

EXHIBIT D:
OFFICERS AND DIRECTORS OF THE COMPANY -
WORK HISTORY DOCUMENTS





VERONICA BRADLEY

Co-Founder / Head of Operations

As a child, Veronica knew about the ins and outs of the hospitality industry. Her dad, a furniture manufacturer representative, would take her to construction sites and explain the importance of quality goods, how tables and chairs should be arranged, and why some restaurants are uncomfortably loud.

These and other strange lessons have served her well in the advertising industry, where she left the comfortable and predictable world of agency work and decided to work from her kitchen table. For years, she's been a well respected freelance copywriter and creative director in the DFW area.

Self Employed – Advertising Copywriter, Creative Director
Dallas, TX

What started out as a copywriting career exploded into a mobile ad agency. Veronica often manages teams of designers, Web developers, and other talented people in order to bring brands to life on screen, on paper, and even on phones. She builds websites, does photography, and has served as a spokesman for Sony's digital photography division.

Copywriter – imc²
Dallas, TX

Veronica learned the inner workings of Websites and had mastered SEO writing years before the term became mainstream. She built solid relationships with many talented people in the marketing world whom she works with today.

Copywriter – DDB Dallas
Dallas, TX

Veronica jumped into the world of regional and national brand building. Some of her biggest clients were the Texas Lottery, Tabasco Brand Pepper Sauce, American Airlines, and Omni Hotels.

Bachelor of Arts in Journalism with a Concentration in Advertising and a Minor in Marketing   August 2005
University of North Texas – Denton, TX

http://veronicabradley.com
http://veronicascamera.com

Favorite Beer Styles: Lambics, Brown ales, and the occasional Maui Coconut Porter.





CRAIG BRADLEY
Co-Founder / Marketing & Front of House

An avid craft beer drinker for many years, Craig has worked on all sides of the service industry: customer, server, producer, and even marketer. With experience in the advertising world and the beer world, he has successfully built a single beer brand from the ground up without the help of an agency—a truly impressive feat.

With an inside knowledge of the local beer business, including grass-roots marketing know-how and a wealth of contacts in the industry, his insight and perspective is what forms the basis of Vector. He believes beer can be more than just a drink. It can be transformative, bringing people together.

Creative Director/Brand Manager, One-Man Marketing Team – Lakewood Brewing Co.
Garland, TX

Craig was one of the four original employees at LBC. When he wasn't creating a new brand from scratch, he was helping build the physical brewery. He tiled ceilings, painted doors, and played with a sledge hammer.

When things were up and running, he delivered beer from the back of his sedan and quickly became a well known face in the Dallas beer scene.

Craig knows the building requirements to get a brewery built (or what's needed to retrofit an existing space). He knows the TABC rules, regulations, and laws when it comes to what can be created, served, labeled, and distributed. When Vector is ready to expand, Craig will be ready, too.

Associate Creative Director – TracyLocke
Dallas, TX

Craig came up with creative strategies and designed award-winning work for 7-11, Texas Lottery, Tabasco, Schlage, and a handful of other large brands.

Studio Artist – DDB Dallas
Dallas, TX

Craig learned exactly what it takes to prepare images for print. The skills he learned at DDB made him a rare type of designer, saving his clients money and time when it was time to put ink to paper.

Bachelor of Fine Arts in Design Communication   May 2001
Texas Tech University – Lubbock, TX

http://craig-bradley.com

Favorite Beer Styles: Lambics, Stouts, Pilsners, IPAs … honestly, whatever's on tap.

